FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vasogen Inc.
2505 Meadowvale Blvd
Mississauga, ON
L5N 5S2

Item 2	Date of Material Change

June 26, 2006

Item 3	News Release

A press release with respect to the material change described herein was issued on June 26, 2006 via Canada NewsWire and filed on SEDAR.

Item 4	Summary of Material Change

Vasogen Announces Initial Results from Phase III ACCLAIM Trial in Chronic Heart Failure

Item 5	Full Description of Material Change

Vasogen Inc. announced initial results from the 2, 414-patient phase III ACCLAIM trial of its Celacade technology (Celacade) in advanced chronic heart failure (HF). While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 692 patients with New York Heart Association (NYHA) Class II chronic HF (39.1% risk reduction, p=0.0003). The Company is continuing data analysis, and complete results for the ACCLAIM study are scheduled to be presented at the World Congress of Cardiology 2006, being held from September 2-6 in Barcelona, Spain.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen, Inc. at (905) 569-9065.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 26th day of June, 2006.

VASOGEN INC.

/s/ Jacqueline H.R. Le Saux
By:	Jacqueline H.R. Le Saux
Vice President, Corporate &
Legal Affairs